

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

James C. O'Rourke
Chief Executive Officer and President
The Mosaic Company
101 East Kennedy Blvd, Suite 2500
Tampa, Florida 33602

      Re: The Mosaic Company
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed Febriary 20, 2020
           File No. 001-32327

Dear Mr. O'Rourke:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences